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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 ---------------

                             CMS ENERGY CORPORATION
                       (Name of Subject Company (issuer))

                             CMS ENERGY CORPORATION
                            (Name of Filing Persons)
                                    (Issuer)

                  4.50% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                    (LIQUIDATION PREFERENCE $50.00 PER SHARE)
                         (Title of Class of Securities)

                                    125896803
                      (CUSIP Number of Class of Securities)

                               ROBERT C. SHROSBREE
                            ASSISTANT GENERAL COUNSEL
                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                                 (517) 768-7323
                                       AND
                                 THOMAS J. WEBB
                            EXECUTIVE VICE PRESIDENT
                           AND CHIEF FINANCIAL OFFICER
                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                                 (517) 788-1030
                      (Name, address, and telephone numbers
                    of persons authorized to receive notices
                          on behalf of filing persons)

                            CALCULATION OF FILING FEE
            ----------------------------- ---------------------------
              TRANSACTION VALUATION *        AMOUNT OF FILING FEE **
            ----------------------------- ---------------------------
                       $250,000,000                $31,675.00
            ----------------------------- ---------------------------
* For the purpose of calculating the filing fee only, this amount is based on the exchange for all 5,000,000 issued and outstanding shares of 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share) for 5,000,000 new shares of 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share).
** Calculated in accordance with Rule 0-11 based on the transaction value multiplied by one-fiftieth of one percent.

    [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                Amount Previously Paid: _______________________
                Form or Registration No.: _____________________
                Filing Party: _________________________________
                Date Filed: ___________________________________

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [ ] third-party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO originally filed with the Securities and Exchange Commission on November 9, 2004 (the "Schedule TO") by CMS Energy Corporation, a Michigan corporation ("CMS Energy"), relating to the offer to exchange (the "Exchange Offer") up to 5,000,000 shares of CMS Energy's 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share) (the "New Preferred Stock") for a like number of shares of CMS Energy's issued and outstanding 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share) (the "Old Preferred Stock") from the registered holders thereof upon the terms and subject to the conditions contained in the Offering Memorandum dated November 9, 2004 (the "Offering Memorandum") and the related Letter of Transmittal, which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Memorandum and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits
(12)(a)(1) and (12)(a)(2), respectively.

The information in the Offering Memorandum and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offering Memorandum and the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (12)(a)(1) and
(12)(a)(2), respectively, are hereby amended as follows:

1. The first paragraph set forth under "Forward-Looking Statements and Information" on page ii of the Offering Memorandum is hereby deleted in its entirety and replaced with the following:

        This offering memorandum contains forward-looking statements as defined in Rule 175 under the Securities Act and Rule 3b-6 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and relevant legal decisions. Our intention with the use of such words as "may," "could," "anticipates," "believes," "estimates," "expects," "intends," "plans" and other similar words is to identify forward-looking statements that involve risk and uncertainty. We designed this discussion of potential risks and uncertainties to highlight important factors that may impact our business and financial outlook. These forward-looking statements are subject to various factors that could cause our actual results to differ materially from the results anticipated in these statements. Such factors include our inability to predict and/or control:

2. The third paragraph set forth under "Where You Can Find More Information" on page 4 of the Offering Memorandum is hereby deleted in its entirety.

3. The information set forth under "Summary -- The Exchange Offer -- Conditions of the Exchange Offer" on page 6 of the Offering Memorandum is hereby deleted in its entirety and replaced with the following:

     The Exchange Offer is not conditioned upon the valid tender of any minimum number of shares of Old Preferred Stock. However, the Exchange Offer is conditioned upon the absence of any of the following events:

     o a business development, lawsuit or investigation which would likely have a material adverse affect on our business (subject to certain conditions);

     o any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

     o any significant impairment to the extension of credit by banking institutions, or to the regular trading of equity or debt securities in the United States; or

     o the commencement or significant worsening of a war or armed hostilities or other national or international calamity, including, but not limited to, additional catastrophic terrorist attacks against the United States or its citizens (recent escalations of and ongoing hostility in Iraq and Afghanistan have not triggered this condition).


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        We will not be required, but we reserve the right, to accept for exchange any Old Preferred Stock tendered (or, alternatively, we may terminate the Exchange Offer) if any condition of the Exchange Offer as described under "The Exchange Offer--Conditions" remains unsatisfied.

4. The last sentence set forth under "The Exchange Offer -- Acceptance of the Old Preferred Stock for Exchange; Delivery of New Preferred Stock" on page 51 of the Offering Memorandum is amended by deleting the phrase "as promptly as practicable" and substituting the word "promptly."

5. The information set forth under "The Exchange Offer -- Conditions" on pages 52 and 53 of the Offering Memorandum is hereby deleted in its entirety and replaced with the following:

        Notwithstanding any other provision of the Exchange Offer, we will not be required to accept for exchange Old Preferred Stock tendered pursuant to the Exchange Offer and may terminate, extend or amend the Exchange Offer and may postpone the acceptance for exchange of Old Preferred Stock so tendered on or prior to the Expiration Date, if any of the following conditions has occurred, or the occurrence thereof has not been waived by us in our sole discretion, on or prior to the Expiration Date:

        o there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offer; provided, however, that this condition shall not be deemed to apply to our previously announced United States Department of Justice investigation of round-trip trading at CMS MST and certain shareholder lawsuits as described in the Risk Factors;

        o there shall have occurred any development which would, in our reasonable judgment, materially adversely affect our business (excluding actions or omissions to act by us that results in such development);

        o an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects; provided, however, that this condition shall not be deemed to apply to our previously announced United States Department of Justice investigation of round-trip trading at CMS MST and certain shareholder lawsuits as described in the Risk Factors;

        o there shall have occurred or be likely to occur any event affecting our business or financial affairs, that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer (excluding actions or omissions to act by us that results in such development); or

        o the trustee of the Old Preferred Stock shall have objected in any respect to any action taken that could, in our reasonable judgment, adversely affect the consummation of the Exchange Offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in making the Exchange Offer or the acceptance of, or exchange for, the Old Preferred Stock; or

                  there shall have occurred:

           o any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

           o a material impairment in the trading market for debt securities;

           o a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;


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           o      any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions;

           o a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, additional catastrophic terrorist attacks against the United States or its citizens (recent escalations of and ongoing hostility in Iraq and Afghanistan have not triggered this condition); or

           o in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

        The conditions to the Exchange Offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion, whether or not any other condition of the Exchange Offer also is waived. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons. In the event we waive any condition to the Exchange Offer, we will waive such condition for all holders of Old Preferred Stock.

        Other than the United States federal and state securities laws we do not need to satisfy any regulatory requirements or obtain any regulatory approvals to conduct the Exchange Offer.

6. The last sentence of the second complete paragraph on page 9 of the Letter of Transmittal is amended by deleting the phrase "as soon as practicable" and substituting the word "promptly."


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Thomas J. Webb
----------------------------------
(Name) Thomas J. Webb
(Title) Executive Vice President
        Chief Financial Officer


November 29, 2004
----------------------------------
(Date)


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